UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Further expansion of SOLATENOLTM fungicide in Europe”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contact:		Analyst/Investor contact:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel Switzerland		Switzerland	+41 61 323 2323	Switzerland USA	+41 61 323 5059 +1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart
		USA	+1 202 737 8913
www.syngenta.com

Basel, Switzerland, March 17, 2017

Further expansion of SOLATENOLTM fungicide in Europe

•	New registration in Germany received

•	Basis for ELATUS™ Era and ELATUS™ Plus fungicides

•	Delivers outstanding control of major cereals diseases

•	First sales in Germany in 2017 season

Syngenta announced today that the registration of its SDHI fungicide SOLATENOL™ has been further extended in Europe following approval by the German authorities. This most recent registration will allow Syngenta to introduce the products ELATUS™ Era and ELATUS™ Plus to the cereals market in Germany. ELATUS™ Plus is a solo formulation of the active ingredient SOLATENOLTM sold in co-packs with a range of other products. ELATUS™ Era is a combination of the two active ingredients SOLATENOLTM and prothioconazole.

The launch of SOLATENOL™ in Germany for the 2017 season gives growers in another major cereals market access to this leading new technology. SOLATENOL™ is already registered in France, Croatia, UK, Ireland, Finland, Latvia, Estonia and Austria.

SOLATENOL™ is a carboxamide fungicide offering an unrivaled performance against Septoria and rusts - two important diseases which can significantly impact cereals production. In trials, it has proven to be extremely consistent in providing excellent disease control on all important cereals varieties in a wide range of situations over several years. The product offers outstanding levels of leaf protection resulting in higher yield and return on investment for the farmer.

SOLATENOL™ is also available for use on soybean in Latin America and on a wide range of crops in the USA and Canada.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Syngenta – March 17, 2017 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – March 17, 2017 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	March 17, 2017	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration